UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2008.
or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from                      to                     .
Commission File Number: 0-16533
Sovereign Bancorp, Inc. Retirement Plan
(Full title of the plan)
Sovereign Bancorp, Inc.
75 State Street
Boston, MA 02109
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)
Registrant’s telephone number, including
area code: (617) 346-7200
Notices and communications from the Securities and Exchange
Commission relating to this report should be forwarded to:
Sovereign Bancorp, Inc.
1130 Berkshire Boulevard
Wyomissing, PA 19610

Item 1. Financial Statements and Exhibits
EX-23.1
EX-23.2

Item 1. Financial Statements and Exhibits
a.	Financial Statements
1.	Report of Independent Registered Public Accounting Firm.

2.	Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007.

3.	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008.

4.	Notes to Financial Statements.
Schedule
5.	Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
b.	Exhibit
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Sovereign Bancorp, Inc. Retirement Plan
Financial Statements and Schedule
As of December 31, 2008 and 2007 and for the Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm
The Board of Directors of
Sovereign Bancorp, Inc.
     We have audited the accompanying statements of net assets available for benefits of Sovereign Bancorp, Inc. Retirement Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 29, 2009

Report of Independent Registered Public Accounting Firm
The Retirement Savings Plan Committee
Sovereign Bancorp, Inc.
We have audited the accompanying statements of net assets available for benefits of the Sovereign Bancorp, Inc. Retirement Plan as of December 31, 2007 and 2006 (2006 not included herein), and the related statement of changes in net assets available for benefits for the year ended December 31, 2007 (not included herein). These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006 (2006 not included herein), and the changes in its net assets available for benefits for the year ended December 31, 2007 (not included herein), in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 (not included herein), is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
June 23, 2008

Sovereign Bancorp, Inc. Retirement Plan
Statements of Net Assets Available for Benefits

	December 31, 2008	December 31, 2007
	Total	Total
Assets
Cash	$8,354	$19,539
Investments at fair value:
Participant Directed:
Common Stock	1,975,943	7,300,679
Registered Investment Companies	122,993,017	193,800,528
Common Collective Trust	92,457,648	98,658,424
Money Market Funds	8,788	3,861
Loans to participants	7,621,187	8,574,819

	225,056,583	308,338,311
Non-Participant Directed:
Sovereign Bancorp, Inc. common stock	35,301,829	110,920,152

Total investments at fair value	260,358,412	419,258,463
Due from brokers for securities sold	—	62,023

Total Assets	260,366,766	419,340,025

Liabilities
Due to/from brokers for securities purchased and sold, net	(5,502)	—

Net assets available for benefits, reflecting all investments at fair value	$260,361,264	$419,340,025

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,506,598	(118,056)

Net assets available for benefits	$262,867,862	$419,221,969

See accompanying notes.

Sovereign Bancorp, Inc. Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions
Interest and dividends income	$6,662,316

Contributions:
Participants	32,761,792
Sponsor	16,279,254
Rollovers	2,014,666

Total contributions	51,055,712

Total Additions	57,718,028

Deductions
Net depreciation in fair value of investments	(179,687,827)
Benefit payments	(34,218,828)
Administrative expenses	(165,480)

Total deductions	(214,072,135)

Net decrease	(156,354,107)

Net assets available for benefits at beginning of year	419,221,969

Net assets available for benefits at end of year	$262,867,862

See accompanying notes.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
1.	Description of Plan

The following brief description of the Sovereign Bancorp, Inc. Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.
General
The Plan is a defined contribution plan covering all eligible employees of Sovereign Bancorp, Inc. and its subsidiaries (the Sponsor or Sovereign). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974(ERISA), as amended and the regulations of the Internal Revenue Code of 1986, as amended. Employees are eligible to participate in the 401(k) portion of the Plan once they have completed 30 days of service.

In the first quarter of 2007, the Board of Directors through its Retirement Savings Plan Committee, decided to freeze the ESOP (Employee Stock Ownership Plan) portion of the Plan effective in March 2007. The liability of the ESOP including unpaid interest of $26,841,998 to Sovereign was repaid on May 3, 2007 utilizing proceeds from the sale of a portion of the unallocated shares held by the ESOP. Unallocated ESOP shares in excess of those used to satisfy the Plan’s debt obligation valued at $40,702,329 were allocated to eligible participants. Additionally, all participants who were actively employed by Sovereign on May 3, 2007 became 100% vested in their ESOP account balance. Participants were permitted to reallocate a portion of their interests in the ESOP portion of the Plan to any of the Plan’s various investment options in accordance with the IRS (Internal Revenue Service)diversification procedures. At December 31, 2008 and 2007, the ESOP portion of the Plan held assets totaling $18,595,653 and $55,313,176, respectively, which included $10,327,557 and $45,791,223 of Sovereign stock. Of the total amounts, participants are permitted to allocate $15,476,256 and $29,842,237 at December 31, 2008 and 2007, respectively, to other investment options per the Plan and IRS diversification rules. Per IRS diversification rules and a Plan amendment, the investment restriction on the remaining $3,119,397 was lifted on January 1, 2009 for all participants.
Plan Mergers
During 2007, $48,818,371 of assets were transferred into the Plan as a result of the Sponsor’s previous acquisition of a financial institution that was completed in 2006.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
1.	Description of Plan (continued)
Contributions
The 401(k) Plan: Participants may annually contribute up to 100% of their compensation on a pre-tax basis subject to Internal Revenue Code (IRS) limitations. Participants who have attained age 50 are eligible to make catch-up contributions, also subject to IRS limits. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct their contributions to various investment options consisting of Sovereign Bancorp, Inc. common stock, a common collective trust, money market funds and selected registered investment companies managed by affiliates of The Charles Schwab Trust Company (the Trustee) and other investment managers. Participants may not direct any future contributions to purchase Wachovia Common Stock or Bank of America Common Stock, which were transferred or rolled over into the Plan as a result of certain prior acquisitions by Sovereign.

Sponsor matching contributions are invested in Sovereign Bancorp, Inc. Common Stock when they are initially credited to the participants’ accounts in which they are immediately vested. Participants are then able to immediately direct Sponsor matching contributions to any of the Plan’s investment options.

The Sponsor matches 100% of the first 3% of compensation that the participant contributes, plus 50% of the next 2% of compensation that the participant contributes. Profit-sharing contributions are discretionary. There were no discretionary profit-sharing contributions for the Plan year ended December 31, 2008.
Participant Accounts
The 401(k) Plan: Each eligible participant’s account is credited with the participant’s contributions and allocations of the Sponsor’s matching contributions and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants are 100% vested in their entire 401(k) account balances at all times. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participant Loans
Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their 401(k) account balance. Loan terms range to a maximum of 5 years and are secured by the balance in the participant’s account. Interest rates are fixed at the time of borrowing at the current prime rate plus 1% and ranged from 4.00% to 10.00% at December 31, 2008. Principal and interest are paid ratably through biweekly payroll deductions. Participants are not permitted to borrow from their ESOP accounts.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
1.	Description of Plan (continued)
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Upon termination of service, a participant may receive a lump-sum distribution equal to the vested value of his or her account (mandatory for account balances less than $1,000) or have his or her account rolled over into an eligible retirement plan. The portion of a participant’s account invested in the Company’s common stock may, at the election of the participant, be distributed either in shares of the Company’s common stock or in cash.
Plan Termination
Although the Sponsor currently has no intention to do so, it has the authority to terminate the Plan subject to the provisions of ERISA.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end and approximate fair value. The participant loans are valued at their outstanding balances, which approximate fair value. The Plan’s interest in the common collective trusts are valued based on quoted redemption values at year end. The remainder of the Plan’s investments are stated at the aggregate fair market value which equals the quoted market price on the last business day of the Plan year.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
2.	Summary of Significant Accounting Policies (continued)

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Schwab Stable Value Select Fund). As required by the FSP, the statements of net assets available for benefits present the fair value of the Schwab Stable Value Select Fund and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Schwab Stable Value Select Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Schwab Stable Value Select Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
Administrative expenses incurred by the Plan are paid by the Sponsor or by the Plan at the discretion of the Sponsor.
New Accounting Pronouncements
Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
2.	Summary of Significant Accounting Policies (continued)

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The effect of the adoption of SFAS No. 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

3.	Fair Value Measurements

In accordance with FASB Statement 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements at December 31, 2008
	Quoted Prices in Active	Significant	Significant
	Markets for Identical	Other Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common Stock	$37,277,772	$0	$0	$37,277,772
Registered Investment Companies	122,993,017	0	0	122,993,017
Common Collective Trust	0	92,363,785	93,863	92,457,648
Money Market Funds	8,788	0	0	8,788
Participant Loans	0	0	7,621,187	7,621,187

Total	$160,279,577	$92,363,785	$7,715,050	$260,358,412

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Beginning Fair	Sales, Issuances,		Ending Fair
	Value – January	Maturities,		Value – December
	1, 2008	Settlements, Calls, Net	Depreciation	31, 2008

Common Collective Trust	79,699	14,599	(435)	93,863
Participant Loans	8,574,819	(953,632)	0	7,621,187

Total	8,654,518	(939,033)	(435)	7,715,050

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
4.	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, are as follows:

	2008	2007

Sovereign Bancorp, Inc. Common Stock * ***	$35,301,829	$110,920,152
Europacific Growth Fund	17,500,022	31,945,522
Schwab Stable Value Select Fund (stated at fair value)	51,634,497	43,872,587
Schwab Retirement Money Fund 2020	14,992,812	**
Barclays Global Investment Bond	20,955,218	**
Growth Fund of America	19,100,892	30,612,999
Schwab S&P 500 Index Select Fund	17,830,678	29,259,560
Dodge & Cox Stock Fund	27,026,492	52,139,878

*	Sovereign Bancorp, Inc. Common Stock valued at $10,327,557 and $45,791,223 at December 31, 2008 and 2007, respectively, was held by the ESOP portion of the Plan. At December 31, 2008 and 2007, $3,117,652 and $25,469,999, respectively, of Sovereign shares were restricted from diversification. The remaining balance of these assets is able to be reallocated to other investment options offered by the Plan.

**	This fund balance did not represent 5% or more of the Plan’s net assets at December 31, 2007.

***	Nonparticipant directed and represents a party-in-interest to the Plan.
During 2008, the Plan’s investments (including investments bought, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Year ended
December 31, 2008
Registered investment companies	$(73,769,239)
Common stock	(91,157,965)
Common collective trust	(14,814,107)

$(179,741,311)

5.	Nonparticipant-Directed Investments
     The only nonparticipant-directed investment is in the Sponsor’s common stock. The administrator does not track the amount of the Sponsor’s common stock that is participant-directed and nonparticipant-directed. Participants can redirect the Sponsor’s matching contribution in Common Stock to any of the Plan’s investment options immediately. Information about the net assets and the significant components of changes in net assets related to the Sponsor’s common stock is as follows:

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007

	2008	2007

Net Assets:
Sovereign Bancorp, Inc. common stock	$35,301,829	$110,920,152

Change in net assets:
Participant contributions	4,483,935	7,226,698
Sponsor contributions	16,292,213	15,478,290
Interest and dividends	140,343	3,465,854
Net appreciation (depreciation) in fair value	(85,968,917)	(137,297,521)
Benefits paid to participants	(4,941,266)	(18,532,053)
Interfund transfers	(5,544,304)	(10,485,085)
Administrative expense	(80,327)	(505,661)

Net change	(75,618,323)	(140,649,478)

Sovereign Bancorp, Inc. common stock — beginning of year	110,920,152	251,569,630

Sovereign Bancorp, Inc. common stock — end of year	$35,301,829	$110,920,152

6.	Risks and Uncertainties

The Plan invests in both debt and equity investment securities. Investment securities are exposed to various risks such as interest rates, market rates and credit default risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. See Note 4 for the schedule of investments greater than 5% of Plan’s net assets.

7.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 21, 2003, stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualifications. In January 2009, an application was made to the Internal Revenue Service for a determination that the Plan continues to be qualified in form. The Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
8.	Transactions with Parties-In-Interest

The Plan held 11,843,359 and 9,729,838 shares of common stock of the Sponsor at December 31, 2008 and 2007, respectively. During 2008, no dividends were paid on the common stock of Sovereign. During 2007, the Plan received $3,295,896 in cash dividends from the Sponsor.

The Charles Schwab Trust Company is the trustee as defined by the Plan. Certain Plan investment options are managed by the trustee and transactions relating to these investment options qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code. Fees paid during the year by the Plan for trustee and record-keeping services were based on customary and reasonable rates for such services.

9.	Fully Benefit-Responsive Investment Contracts

The Stable Value Fund (the Fund) is a collective trust fund sponsored by Charles Schwab Trust Company, a division of Charles Schwab Bank. The Fund invests primarily in alternative investment contracts. There is also a portion of the fund invested in wrap contracts, (also known as synthetic GICs (guaranteed investment contracts)).

In a wrap contract, the underlying investments are owned by the Fund and held in a trust for plan participants. The Fund purchases a wrap contract from a high-quality insurance company or bank. The wrap contract amortizes the realized and unrealized gains and losses on the underlying bonds, typically over the duration of the bonds, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrap contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Interest crediting rate — wrap contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. While there may be slight variations from one contract to another, most wrap contracts use a formula that is based on the characteristics of the underlying portfolio of bonds:

CR = [(1+YTM)x(MV/CV)1/Dur – 1] – F

Where:
CR	=	Contract interest crediting rate
YTM	=	Yield to maturity of underlying bonds
MV	=	Market value of underlying bonds
CV	=	Contract value (principal plus accrued interest)
Dur	=	Duration of the portfolio
F	=	Wrap contract fees
Over time, the crediting rate formula amortizes the Fund’s realized and unrealized market value gains and losses over the duration of the underlying bonds.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
9.	Fully Benefit-Responsive Investment Contracts(continued)

Because changes in the market interest rate affect the yield to maturity and the market value of the underlying bonds, they can have a material impact on the contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying bonds, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying bonds relative to the contract value are represented on the Fund’s Statement of Assets and Liabilities as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts”. If the Adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying bonds. The embedded market value loses will; be amortized in the future through a lower interest crediting rate than would otherwise be the case. And if the adjustment figure is negative, this indicates that the contract value is less than the market value of the underlying bonds. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrap contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero, the wrap issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants’ principal and accrued interest will be protected.

The key factors that influence future interest crediting rates for a wrap contract include:
•	The level of market interest rates

•	The amount and timing of participant contributions, transfer and withdrawals into/out of the contract

•	The investment returns generated by the bonds that back the wrap contract

•	The duration of the underlying investments backing the contract
Events affecting contracts — Many of the investment contracts issued today stipulate that if an employer-initiated event (for example, a layoff, early retirement window, sale of a division, plan closure, etc.) occurs, all withdrawals attributable to this event that exceed a specified level are payable at fair value rather than at contract value.

However, the investment contracts for the Fund are all fully benefit responsive at contract value. Participant-directed withdrawals in accordance with the Plan are payable at contract value even if the withdrawal is precipitated by an employer-initiated event, so long as the employee experiences a bona fide job loss. In the event of a spin-off or sale of a division where the employee does not experience a bona fide job loss, the issuer will make a clone contract available to the successor employer’s plan.

In the event that the Plan is terminated, there is a material adverse change to the provisions of the Plan, or the employer elects to withdraw from a contract in order to switch to a different investment provider, the amount withdrawn from the contract would be payable at fair value rather than at contract value.

We are not aware of any circumstances that would limit the ability of the Fund to transact at contract value.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
9.	Fully Benefit-Responsive Investment Contracts (continued)

Average Yields

The average yield earned by the entire Fund, which is calculated buy dividing the annualized earnings of all investments in the Fund (irrespective of the interest rate credited to participants in the Fund) by the fair value of all investments in the Fund, for the year ended December 31, 2008, was 5.25%. The average yield earned by the entire Fund, with an adjustment to reflect the actual interest rate credited to participants, for the year ended December 31, 2008, was 3.72%.

10.	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007

Net assets available for benefits per the financial statements	$262,867,862	$419,221,969

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,506,598)	118,056

Net assets available for benefits per the Form 5500	$260,361,264	$419,340,025

The following is a reconciliation of the net decrease in net assets per the financial statements to the Form 5500:

Year ended
December 31
2008
Net Decrease in Net Assets per the financial statements	$(156,354,107)

2008 Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,506,598)
2007 Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(118,056)

Total Net Decrease in Net Assets per the Form 5500	$(158,978,761)

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
11.	Subsequent event

Effective January 1, 2009, Sponsor matching contributions shall be made in cash and invested in accordance with the Participant’s investment election. Prior to this change, Sponsor matching contributions were made in Sovereign stock.

On October 13, 2008, Sovereign and Santander entered into a transaction agreement pursuant to which Santander agreed to acquire all of Sovereign’s common stock that it did not already own (the “Transaction”). Prior to entering into the transaction agreement, Santander owned approximately 24.35% of Sovereign’s voting common stock. Both the Board of Directors of Sovereign and the Executive Committee of Santander unanimously approved the Transaction, and both companies’ shareholders voted in favor of the Transaction in January 2009. The Transaction closed on January 30, 2009. Upon adoption of the transaction agreement and the Transaction becoming effective, each share of Sovereign’s common stock was exchanged into the right to receive 0.3206 Santander American Depository Shares (“ADSs”).

As a result of the acquisition, all shares of Sovereign stock in the Plan were converted to 0.3206 Santander ADSs. Additionally, participants in the Plan are no longer allowed to make additional contributions into Santander ADSs.

In connection with the Santander acquisition of Sovereign, all ESOP accounts will be transferred out of the Sovereign Retirement Plan into a separate plan the Sovereign Bancorp, Inc. Spin-off Plan (“Spin-off Plan”). The Spin-off Plan will then terminate and an application will be filed with the IRS for approval of the termination. After the termination approval, all accounts in the Spin-off Plan will be distributed to actively employed team members and to terminated participants who have not previously elected a distribution of their ESOP accounts. On February 3, 2009, approximately $15 million was transferred from 401k Plan to the Spin-off Plan.

Effective June 19, 2009, Sponsor matching contributions were suspended for an indefinite period.

12.	Legal matters

In the first quarter of 2008, in separate actions, two former employees sued Sovereign on behalf of themselves and similarly situated plan participants, alleging that the Company violated ERISA in connection with the management of certain plans and that the Company stock was not a prudent investment option for the Plan. The second action added a claim that the ESOP paid excessive interest to Sovereign. On February 13, 2009, the court formally consolidated the two actions. Sovereign has filed a motion to dismiss the consolidated action in its entirety. If the claims are successful, it would result in a benefit to the Plan’s net assets. The Company believes claims are without merit and intends to vigorously defend this matter. The Company’s intent is to bear all costs related to this matter and not allocate any of the costs associated with this lawsuit to the plan.

Sovereign Bancorp, Inc. Retirement Plan
EIN number 23-2453088 Plan No.: 002
Schedule H, Line 4i -
Schedule of Assets (Held at End of Year)
December 31, 2008

	Description of Investment,
	Including Maturity Date, Rate of
Identity of Issue, Borrower,	Interest, Collateral, Par or			Current
Lessor, or Similar Party	of Maturity Value	Cost		Value
*Schwab US Treasury Money Fund	Money Market Fund	*	*	$(5)
*Stock Liquidity Funds	Money Market Fund	*	*	175

Wachovia Corporation	Common Stock	*	*	323,974
Bank of America	Common Stock	*	*	1,660,587
*Sovereign Bancorp, Inc.	Common Stock (ESOP and 401(k))	*	*	35,301,829
Europacific Growth Fund	Registered Investment Company	*	*	17,500,022
BGI Bond	Registered Investment Company	*	*	20,955,218
GE U.S. Equity Fund	Registered Investment Company	*	*	11,123,524
Glenmede Small-Cap Equity	Registered Investment Company	*	*	4,934,908
Growth Fund of America	Registered Investment Company	*	*	19,100,892
TWC Galileo Value Fund	Registered Investment Company	*	*	4,521,283
*Schwab S&P 500 Index Select Fund	Registered Investment Company	*	*	17,830,678
Dodge & Cox Stock Fund	Registered Investment Company	*	*	27,026,492

*Schwab Stable Value Select Fund	Common Collective Trust	*	*	51,634,497
*Schwab Retirement Money Fund 2010	Common Collective Trust	*	*	10,018,440
*Schwab Retirement Money Fund 2020	Common Collective Trust	*	*	14,992,812
*Schwab Retirement Money Fund 2030	Common Collective Trust	*	*	8,519,594
*Schwab Retirement Money Fund 2040	Common Collective Trust	*	*	4,353,306
*Schwab Retirement Money Fund 2050	Common Collective Trust	*	*	250,075
*Schwab Retirement Money Fund Inc	Common Collective Trust	*	*	2,688,924

*Participant loans	Interest rates ranging from 4.00% to 10.00% and maturities ranging from January 2009 through October 2028	*	*	7,621,187

				$260,358,412

*	Indicates party-in-interest to the Plan.

**	Cost is not required for participant-directed investments.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Savings Plan Committee of the Sovereign Bancorp, Inc. Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SOVEREIGN BANCORP, INC. RETIREMENT PLAN
Date: June 29, 2009	By	/s/ Francisco Simon
Francisco Simon
Executive Vice President of Human Resources

Exhibit Index

Exhibit

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm